Exhibit g(iii)

April 28, 2014

The Bank of New York Mellon

100 Church Street

New York, NY 10286

Re:          Custody Agreement, dated as of September 29, 2000, by and between Baillie Gifford Funds (“the Trust”), on behalf of certain of its series of the Trust, and the Bank of New York Mellon (“BNY”), as amended (the “Custody Agreement”)

Ladies and Gentlemen:

Pursuant to the Custody Agreement, BNY has served as custodian of the series of the Trust since September 29, 2000.  The Trust has recently established and intends to launch an additional series, the Long Term Global Growth Equity Fund, and requests that BNY serve as custodian for this series pursuant to the terms of the Custody Agreement.  Following the establishment of the Long Term Global Growth Equity Fund, BNY would serve as custodian for the following ten series of the Trust:

The International Equity Fund

The International Choice Fund

The EAFE Fund

The EAFE Choice Fund

The EAFE Pure Fund

The Emerging Markets Fund

The Global Alpha Equity Fund

The North American Equity Fund

The Emerging Markets Bond Fund

The Long Term Global Growth Equity Fund

Please sign the enclosed copy of this letter in the place provided acknowledging receipt of this letter and confirming your agreement to the continued application of the terms of the Custody Agreement to all series of the Trust named above.

Sincerely,

BAILLIE GIFFORD FUNDS

By:	/s/ Graham Laybourn
Name:	Graham Laybourn
Title:	Chief Compliance Officer

The foregoing is hereby accepted and

agreed as of the date first above written.

THE BANK OF NEW YORK MELLON

By:	/s/ Jay F. Nusblatt
Name:	Jay F. Nusblatt
Title:	Managing Director - US Fund Accounting & Administration